
Waters Edge®
WINERIES
Live Life at the Edge®...
2018 Paso Robles
Cabernet Sauvignon

INVEST IN **WATERS EDGE WINERIES**

We are the only nationwide premier winery franchise in the US

watersedgewineries.com Rancho Cucamonga, CA

Highlights

1. In 2012 we pivoted completely our business model and created the first-ever urban winery.
2. Founded the first location in 2004
3. 15 wineries franchised around the country.
4. Clear signs of product-market fit.
5. Finished last year with over $800K in revenue.
6. BevGraph partnership in place.
7. Made Inc. 5000 Fastest Growing Companies for 4th year in a row.

Featured Investor



Steven Alavi
Syndicate Lead

Follow

Invested $10,000

"I'm investing in Waters Edge Wineries because I believe in its unique approach to blending the traditional winery experience with an urban, local focus that brings people together to enjoy high-quality, world class wines. Waters Edge Wineries has an innovative business model that enables communities to engage with winemaking in a meaningful, accessible way. This investment supports my commitment to fostering businesses that enhance local culture and provide memorable experiences."

Our Team



Ken Lineberger President

Ken Lineberger is the founder and president of Waters Edge Wineries, a rapidly growing urban winery franchise system that combines innovative winemaking with a scalable business model.



Art DeCaro Director of Training

After attending the US Naval Academy and studying Computer Science at Cal State University San Marcos, Art began his career in the tech industry before transitioning to the wine world in 2013.



Mark Mitzenmacher Director of Operations

Mark has decades of experience managing small and medium size businesses. He founded his own silkscreen and embroidery company as well as working for his family's grocery business.



Jennifer Hulan Director of Franchise Support

Jennifer followed her passion for wine and entrepreneurship and joined Waters Edge in 2015 as one of our early franchisees. After spending 20 years in Marketing and Business Development, her career change was born from a love of all things wine.

Revolutionizing the wine industry with urban winery franchises, making winemaking accessible across the U.S.

The Wine Culture

Wine is more than just a beverage—it's a cultural symbol that millions of people around the world associate with celebration, relaxation, and connection.





The U.S. Wine Industry

When it comes to winemaking, the United States is at the forefront of the conversation. The U.S. wine industry is a **$107 billion market** (Statista), making it the largest wine market in the world. Amongst the best vineyards in the world are located in the country.

400 million
cases of wine

Are sold annually in the U.S.
(Wine Institute, 2023)

Yet, despite its size, the industry remains geographically concentrated, with 80% of wineries located in just six states. The remaining 20% are scattered throughout 44 states.



The U.S. wine industry is driven by a growing preference for unique, high-quality experiences, with traditional wine aficionados constantly traveling to visit vineyards and immersing themselves in the culture and craft of winemaking. Millennials and Gen Z are also reshaping the market by seeking sustainable and artisanal wines, often favoring brands that emphasize authenticity and storytelling.

Visiting a winery offers something a bottle on a store shelf never can - a connection to the craft and the stories behind each bottle.



However... for most wine enthusiasts, **this experience is out of reach**. There is a huge gap between their love for wine and their understanding of how it's made. A select few wine lovers have actually witnessed firsthand the wine-making process.

Millions of people who regularly drink wine are unable to live this experience.



Share of consumers of wine in the United States, by age as of September 2024
Share of respondents
22%
16.5%
11%
5.5%
0%
20%
22%
18%
21-29 years
30-49 years
50-64 years

Waters Edge Wineries

The Solution


Waters Edge
WINERY & BISTRO
700

We are transforming the wine industry with its **urban winery franchise system**, bringing the art, science, and pleasure of winemaking to communities across the U.S. Our model eliminates the traditional barriers tied to grape-growing regions, allowing us to establish wineries anywhere. By creating a scalable franchise system, we're **opening the door for the other 44 states to experience the magic of local wineries**, complete with handcrafted wines and immersive winemaking experiences—all without competing with vineyard-based producers. We enable anyone to own a winery and bring the winemaking experience to their local communities.



Our winemaking goes beyond local production, we source grapes from renowned vineyards worldwide - from California to Italy, France, New Zealand, Chile, and Germany, our wines showcase over 50 different regions. At Waters Edge Winery, we create wines that reflect the character of their origins. Our selection of wines features Merlots, Cabs, Chardonnays, Barolos, Gewürztraminers, Pinotages, Petit Verdots, and Ports.

Recognized as one of the 100 GameChangers by *Franchise Dictionary Magazine*

Urban Wineries, What Are They?

Urban wineries are 4,000 to 5,000 sq. ft. spaces in retail settings dedicated to the craft of winemaking. They're not restaurants but working wineries that produce and sell their own wines on-site. The process starts with importing grape must, which is placed in tanks to undergo fermentation, followed by clarification and bottling—all done locally at every winery.

Visitors can:

- Learn the stories behind each wine, its origins, and see the winemaking process.
- Have intimate settings for tastings, paired with locally inspired culinary options.
- Purchase Waters Edge Wineries' exclusive wines.
- Gather with other wine aficionados to celebrate the winemaking process.

Philosophy & Vision

At Waters Edge Wineries, we celebrate the incredible world of wine by creating spaces where knowledge and enjoyment go hand in hand. For us, wine is more than a beverage—it's a story of regions, cultures, and traditions. Whether it's the volcanic slopes of Mount Ararat in Armenia or historic vineyards around the world, we bring these stories to life for those who want to explore them. Our goal is to share the depth of winemaking with everyone, creating a meaningful and immersive experience for every guest.



Our onboarding process is created to set up franchisees for success

We've got everything dialed in to guide franchisees on a step-by-step journey, so they don't have to figure it out on their own. We've done the work, solved the challenges, and now we're passing that knowledge on.

The journey begins with pre-training, including access to a detailed operations manual, a 12-week online learning program, and weekly calls with the Director of Training to cover foundational winemaking knowledge and business operations.

Franchisees then move into hands-on training with four in-person visits at their winery, covering each step of the winemaking process—fermentation, clarification, and bottling. This training is complemented by tailored support during the winery buildout, lease negotiations, and the grand opening phase.

Post-launch, franchisees benefit from ongoing support, including weekly virtual meetings with the Franchise Support Director, monthly performance reviews, and an annual in-depth assessment.

This turnkey approach ensures every owner feels confident, prepared, and fully supported from day one.

Who do we target?

We're looking for driven, business-minded individuals who share a passion for creating exceptional experiences.

To maximize profitability, we target franchise locations with high revenue potential, focusing on spaces of **4,000 square feet or more**, which allow for more seating and greater customer capacity.

This approach helps us guarantee an average annual royalty contribution of over $60,000 per franchise, with revenue targets of $1.2 million or more. To ensure each location meets the revenue targets, we provide end-to-end support, including site selection (through brokers and in-person evaluations), design assistance from our construction partner, and our robust training. By prioritizing driven, business-savvy owners, we maintain a high standard of operational excellence across our network.

The franchise-based revenue model is designed for scalability and long-term profitability

$50,000

Franchise fee to join the system

5%

Royalty on gross revenue in perpetuity

Once a new winery is onboarded, the **incremental costs are minimal**, as the system is already optimized to support franchisees with proven processes and resources. This creates a highly efficient, **high-EBITDA business mode**l where the **ongoing royalties offer significant margins with minimal operational overhead.**

Each additional winery not only enhances brand presence but also strengthens the network's profitability with almost no added cost. This approach ensures sustainable growth and attractive returns for investors.

Waters Edge Winery & Bistro of Broken Arrow, in suburban Tulsa, Oklahoma, showcases the model's success

Opened in December 2018, it generated $1M in operating revenue within its first year. By 2021, the owners expanded to a second private event location, and in 2023, the winery achieved $2.4M in revenue. With over 1,000 wine club members contributing $40–$80 per month (each), the location has built a stable, recurring revenue stream while maintaining strong community engagement and excitement.


116
Waters Edge
WINERY
& BISTRO

Our success is their success

Hear it from the franchisees



Charlie & Tiana Watkins
WEW Elizabethtown Owners

"We wanted to bring something like this to E-Town so our guests don't have to travel so far to get it. Now they'll have it in their own backyard. Once we opened public ticket sales for the opening event, we sold out in an hour."



Jason & Dyan Witt
WEW Norfolk Owners

"Once we met with the Waters Edge Wineries team and learned more about the brand, we knew this franchise concept would offer valuable resources and unparalleled support as we grow in our local community."



Angela Zuba
WEW Kalispell Owner

"My favorite part of owning a Waters Edge Winery & Bistro is being able to share my passion for wine and food with owners and bringing a new concept to our area that has never seen anything like it."

Awards our wineries have earned

Click on this link to watch a video about our Kalispell, Montana location being recognized by "America's Best Restaurants."

The boom of microbreweries validates our concept

Microbreweries have proven the massive potential of localized craft production. Their growth proves that **consumers crave unique, community-driven experiences over mass-produced options**. With thousands of microbreweries thriving nationwide, the model has become a cornerstone of the beverage industry, validating the demand for local, artisanal offerings.

Yet, no one has applied this proven model to wine—**until now**.

Our traction suggests clear signs of product-market fit

📌 15 franchises operating

💵 $50K MRR

📊 Between 2018 and 2023, our franchise system sales grew from $2.201M to $9.011M, achieving a 32.54% CAGR

💸 $1.4M average annual revenue of our 33% top operators


All Location Sales By Year
$2,200,883
$3,401,275
$4,043,145
$6,393,610
$7,513,228
$9,011,148
$9,300,000
2018
2019
2020
2021
2022
2023
2024 (EST)

We have a nationwide presence



How have we grown the company to where it is today?

So far, we've grown our franchise network through **two primary channels.**

Broker Network

Approximately two-thirds of our franchisees have been sourced via franchise brokers, who use targeted marketing to connect us with individuals who align with our brand. Our primary broker partner effectively seeks out higher net worth individuals who have had a successful business career and want to transition to an entrepreneurial opportunity such as Waters Edge Wineries.

Organic

The remaining one-third of our franchisees have come through organic web searches, where individuals actively seeking to open a winery discover us. As the only franchise offering this unique model, we face virtually no competition in this space, making organic inquiries a valuable and cost-efficient growth driver.

How will we fuel our growth going forward?

1. **Targeting the right people.** We target C-suite executives with proven leadership experience and a history of building successful organizations. Our newest locations—Dallas, Chattanooga, Hilton Head, Richmond, VA, and Akron—are already showing promising results. These leaders are transitioning from corporate careers to pursue a passion-driven venture with strong potential for success. Additionally, we've realized the importance of larger winery locations. Smaller spaces simply don't align with the revenue targets we aim to achieve per winery. Prioritizing the right owners and spaces is key to our long-term success.

2. **Strong digital strategy and events.** We'll focuse on growing the one-third of franchisees we already acquire through organic searches. By investing in a strong digital strategy, we can connect directly with entrepreneurs through targeted social media campaigns. With minimal competition in this space, ranking high and gaining visibility online is both achievable and cost-effective, eliminating the need for broker commissions. We'll attend franchise trade shows where buyers go to review franchise brands available in their markets and attend shows where we can see growth opportunities in the US.

3. **Targeted ad campaigns.** Our strategy focuses on having ads in affluent areas lacking local winery options—places where grapes don't grow, but the love for wine is strong. It's a target-rich environment, and we're ready to make the most of it.

Pipeline



15
22
29
38
50
2024
2025
2026
2027
2028

New franchises awarded in 18 months: 28, representing a nearly 100% increase in locations.

Competitive Landscape

No one else is doing what we're doing.

While traditional wineries are tied to specific regions and vineyards, we've created a way to bring the winery experience to any community. As the only franchise model like this, we're in a unique position to meet the growing demand for local, handcrafted wine experiences.

Financial Projections

(in US$)	2024	2025	2026	2027	2028
Revenue	830,000	1,080,000	1,400,000	1,850,000	2,200,000
COGS	124,500	162,000	210,000	278,000	330,000
Gross Profit	705,500	918,000	1,190,000	1,572,000	1,870,000
SG&A (operating exp)	600,000	650,000	750,000	990,000	1,166,000
Net Income	105,500	268,000	440,000	582,000	704,000
Profit Margin (%)	17.6%	24.8%	31.4%	31.4%	32%
Gross Profit % of Sales	85%	85%	85%	85%	85%



Sales & Gross Profit Over Years
$2.500.000
$2.000.000
$1.500.000
$1.000.000
$500.000
$0
Gross Profit
Revenue
2024
2025
2026
2027
2028

The A team that will lead this expansion



Ken Lineberger

President & CEO

Ken Lineberger is the founder and president of Waters Edge Wineries, a rapidly growing urban winery franchise system that combines innovative winemaking with a scalable business model. Leveraging his entrepreneurial vision, Ken has built a brand that makes winery ownership accessible by eliminating the high costs and risks of traditional vineyards. Under Ken's leadership, the franchise has expanded to multiple locations across the U.S., with growth opportunities available nationwide. His proven ability to innovate, build communities, and engage customers has positioned Waters Edge Wineries as a leader in the micro-winery space. With a focus on education, quality, and a community-driven experience, Ken continues to drive the brand's success while helping aspiring entrepreneurs achieve their winery dreams.



Mark Mitzenmacher

Director of Operations

Mark has decades of experience managing small and medium size businesses. He founded his own silkscreen and embroidery company as well as working for his family's grocery business. Mark's role at Waters Edge Wineries is to oversee the site selection, lease negotiations and assist with the permit process to get the winery constructed as efficiently as possible. Mark also oversees our winemaking operations and inventory management at our headquarters location.



Art DeCaro

Director of Training

After attending the US Naval Academy and studying Computer Science at Cal State University San Marcos, Art began his career in the tech industry before transitioning to the wine world in 2013. With over a decade of experience spanning vineyard work to upper management, he brings a holistic approach to winery operations. A Certified Level II Sommelier, Art joined Waters Edge Wineries in 2020 and holds a Certified Franchise Executive designation, focusing on training programs that enhance the quality and consistency of WEW's nationwide franchise operations.



Jennifer Hulan

Director of Franchise Support

Jennifer followed her passion for wine and entrepreneurship and joined Waters Edge in 2015 as one of our early franchisees. After spending 20 years in Marketing and Business Development, her career change was born from a love of all things wine and the hospitality industry. She and her winemaker/husband Chad ran their Colorado based winery and bistro for six years until the building they were housed in was sold. Jennifer's passion for customer service, food and wine, creativity, and people has been at the forefront of her success since its inception.

The Ask

We're raising **$500K** to market this on a much larger scale, build the infrastructure to support this growth and hire someone to lead franchise development.

We expect to have **35** operating wineries by 2027 and **50** by 2028.

Click here to listen to a recorded webinar explaining more details about how you can participate. Or, join one of our scheduled webinars, which we host regularly. **Click here** to see upcoming options. Webinars are shown at the bottom of the page.

Our Vision for Growth & Investor Returns

Waters Edge Wineries is on a strategic path to **expand to 50 locations within the next three years**, strengthening our national presence and brand value. This growth trajectory is designed to position us as an **attractive acquisition target** for a larger franchise portfolio company.

Our goal is to create a **meaningful liquidity event for investors within 3-5 years**, offering the potential for not only recovering the initial investment but also achieving a **healthy return** as our valuation increases. By investing today, you're joining us at a pivotal moment—one that could lead to significant upside as we scale and position Waters Edge Wineries for long-term success.